Exhibit 99.1

Eco Wave Power Announces Key Milestone, Progresses Toward the Final Stages of the EWP-EDF One Project Installation

First Set of Floaters Arrive at Jaffa Port, Israel Site

STOCKHOLM, January 5, 2022 - Eco Wave Power Global AB (publ) (US Nasdaq:WAVE, Nasdaq Stockholm: ECOWVE) (“Eco Wave Power”) today announced the first set of floaters and supporting structures for Eco Wave Power’s grid-connected EWP-EDF One project have been delivered to the Jaffa Port project site in Israel, marking a key milestone in the development of this innovative wave energy array. The floaters were delivered in accordance with the collaboration agreement entered between EWP-EDF One Ltd. and Lesico Ltd. (“Lesico”). The project’s next step is the upcoming installation of the first floaters on the Jaffa Port breakwater.

“By delivering our first set of floaters and supporting structures, we are making significant progress toward the first grid-connected wave energy array installation in Israel” said Inna Braverman, Chief Executive Officer of Eco Wave Power. “Preparation for the installation of the floaters on the external side of the Jaffa Port breakwater is in the final stages and we are relishing over the prospect of being operative soon in the Mediterranean waves.”

Actual installation of the first set of floaters and the surrounding test setup infrastructure is expected to commence later this month, with the system functionality and capacity tests to be conducted in the second quarter of this year.

Eco Wave Power delivered the floaters and supporting structures to the project site with trucks, as opposed to the traditional use of expensive ships and divers for equipment delivery for offshore wave energy installations. This further emphasizes the simplicity of the onshore nature in the work programming of Eco Wave Power’s floaters shipment and installation technology.

“Our goal is to generate electricity during the third quarter of this year,” added Ms. Braverman. “This is a key milestone in the overall development of the Eco Wave Power technology, and the results are expected to enable us to take important steps toward the commercial rollout of our pioneering technology.”

When completed, the EWP-EDF One wave energy project will include 10 floaters connected to one conversion unit, which is already installed onsite. The EWP-EDF One conversion unit is located on land, similar to a normal power station, which enables easy access for operation and maintenance.  This highlights the significant advantages of the EWP onshore technology, in comparison to offshore solutions.

The floaters and supporting structures were constructed in Israel by Lesico, which has more than 50 years of experience in providing engineering, construction, operation and maintenance services for infrastructure projects, while conducting research and development for clean-tech technologies.

“Our company has significant experience in working with clean-tech technologies in the water and desalination sectors,” stated Eran Sidi, Chief Operating Officer of Lesico. “As a result, we believe that we will have a significant added value in the production of the floater mechanisms for Eco Wave Power. In addition, Lesico has a mission of taking part in the provision of services for innovative renewable energy sources, which will assist the global fight against climate change. We feel that we are taking an important role through our participation in  the first grid-connected wave energy project in Israel, while adding a new market segment to Lesico’s portfolio.”

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison+Partners

EcoWavePower@allisonpr.com

 About Lesico (Stock Symbol: LSCO)

The company was incorporated lawfully in Israel on February 19, 1969, as a private company limited by shares. Following the issuance of the company’s shares to the public and their listing for trading on the Tel Aviv Stock Exchange on May 25, 2017, the company became a public company within the meaning of the term in the Companies Law, -1999 (“the Companies Law”).

The company, itself and through subsidiaries, specializes in the construction of various infrastructure projects. In the framework of two operating segments: the construction segment and the maintenance segment

A. Segment of projects under construction – in this area the Group operates in the following areas:
(1) Civil engineering infrastructure.
(2) Railway infrastructure.
(3) Pipeline and energy infrastructures.
(4) clean piping infrastructure.
(5) environmental infrastructure.

B. Maintenance and Franchising Segment – In this area the Group operates in the following activities:
(1) Maintenance and service of municipal infrastructures.
(2) maintenance and service in energy facilities.
(3) Concessions for projects using BOT and other methods.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses the upcoming installation of the first floaters on the Jaffa Port breakwater, the prospect of being operative soon in the Mediterranean waves, the timing of the actual installation of the first set of floaters and the surrounding test setup infrastructure as well as the system functionality and capacity tests, Eco Wave Power’s goal, that the results of the EWP-EDF One project are expected to enable Eco Wave Power to take important steps toward the commercial rollout of Eco Wave Power’s pioneering technology, that the EWP-EDF One wave energy project will include 10 floaters connected to one conversion unit, that Lesico will have a significant added value in the production of the floater mechanisms for Eco Wave Power, and Lesico’s mission. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.